UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 001-32558

IMA EXPLORATION INC.
________________________________________________________________________________________________
Translation of registrant’s name into English

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
_______________________________________________________________________________________________
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F       X                                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes                  No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA EXPLORATION INC.

Date: September 8, 2008	By:	/s/ Joseph Grosso
Joseph Grosso
President and Chief Executive Officer

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6                                                 American Stock Exchange:             IMR
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058                             TSX Venture Exchange:                 IMR
www.imaexploration.com • e-mail:  info@imaexploration.com                                  Frankfurt Stock Exchange: IMT (WKN 884971)

NEWS RELEASE – September 5, 2008

Executive and Director Update

IMA Exploration Inc. (IMR-AMEX, IMR-TSX.V) (“IMA” or the “Company”) announces that Mr. Art Lang has resigned from the board and from his executive position as Chief Financial Officer, effective September 3, 2008. The Company would like to thank Mr. Lang for his contributions and wishes him well in his retirement.

Mr. Mike Clark, the Company’s Controller will assume the role of acting CFO. Mr. Clark is a Chartered Accountant and is well versed in the Company’s financial and accounting affairs.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
Mr. Joseph Grosso, President & CEO

For further information please contact Keir Reynolds, Manager Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company’s web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2008 Number 6